

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
David G. Watumull
President and Chief Executive Officer
Cardax, Inc.
2800 Woodlawn Drive, Suite 129
Honolulu, HI 96822

> **Re: Cardax, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2014**
> **File No. 333-195745**

Dear Mr. Watumull:

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Prospectus Summary, pages 1-2

2. We note your response to our prior comment 7 and reissue the comment. You should remove disclosure directly comparing the benefits of your product to the benefits of NSAIDs throughout the prospectus. Such comparison is inappropriate unless you are aware of a randomized controlled clinical trial that directly compared the efficacy of astaxanthin to the efficacy of NSAIDs in humans. You may retain disclosure stating your

belief that astaxanthin has been shown to have anti-inflammatory benefits based on published research.

3. We note the following statement and similar statements appearing on pages 23 and 30: "We are a development stage life sciences company devoting substantially all of our efforts to developing consumer health and pharmaceutical products…with exceptional safety profiles, as conferred by [FDA] Generally Recognized as Safe ("GRAS") designation at certain doses." This statement strongly implies that the FDA has conferred on your potential product candidates an "exceptional safety profile." If you choose to develop an astaxanthin product as a pharmaceutical, GRAS designation will not apply and the FDA will have to make its own formal determination about the safety of any product candidate. Even if you developed astaxanthin only as a dietary supplement, your revised disclosure on page 41 now indicates that your synthetic formulation would need to receive its own GRAS designation before it could be marketed in the U.S. Accordingly, please substantially revise the quoted disclosure to remove any possible inference that the FDA has endorsed the safety of any of your product candidates. Please make similar revisions as appropriate on pages 23 and 30.

4. We note your response to prior comment 9 and revised disclosure on page 32. However, comment 9 was intended to elicit revised disclosure in your prospectus summary. Under the heading "Astaxanthin" on page 1 of the summary, you should specifically disclose that you have not yet tested a product candidate in human clinical trials for safety and tolerability and that the FDA has not concluded that any of your potential product candidates are safe.

Strategic Alliances, page 31

5. We note your response to our prior comment 16. You should disclose all other material termination provisions as well as the current term of the agreement.

6. We note your description of the collaboration agreement with Capsugel relating to commercial development of a product in the consumer health market containing ASTX-1. However, your description of the BASF agreement indicates that you granted BASF an exclusive worldwide license to rights related to development and commercialization of products containing ASTX-1 in the consumer health market. Please clarify disclosure to explain how you are able to collaborate with both Capsugel and BASF on an ASTX-1 product candidate given the worldwide, exclusive license granted to BASF.

7. Please disclose the current term and all material termination provisions of the agreement with Capsugel.

8. In your response to prior comment 19, you indicate that you retain all rights to pharmaceutical use of ASTX-1. However, your description of the BASF agreement on page 31 still implies that you have granted rights to BASF to develop and commercialize

the product as a pharmaceutical. We note the following statement in particular: "In November 2006, we entered into…[the BASF Agreement] relating to the research, development, manufacture, commercialization and related matters, and the related intellectual property rights with respect to….pharmaceutical products containing…[ASTX-1]." Please ensure disclosure is consistent regarding who owns rights to develop and commercialize a product candidate as a pharmaceutical.

Intellectual Property, page 45

9. We note your response to prior comment 22 and reissue the comment. It appears that any patents relating to astaxanthin would be material to your business. You should disclose how many patents you own, if any, relating to astaxanthin, the type of protection provided (e.g., composition of matter, method of use, etc.), the jurisdictions covered, and a range of expiration dates. If you have no patent protection for astaxanthin other than the patent you in-license from Brigham and Women's Hospital, you should disclose that fact and clarify in what sense your technologies are "proprietary."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Richard M. Morris
        Herrick, Feinstein LLP